

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
Eric D. Mullins
LRE GP, LLC
Heritage Plaza
1111 Bagby Street, Suite 4600
Houston, Texas 77002

> **Re:** **LRR Energy, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 14, 2011**
> **File No. 333-174017**

Dear Mr. Mullins:

We have reviewed your amended registration statement and letter dated July 14, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to prior comment 1 from our letter to you dated July 6, 2011. Once you provide all the referenced materials and information in final form, we may have additional comments. Please be sure to allow yourself sufficient time to fully respond to staff comments. As examples only, we note the following:

    -   You have not yet provided a number of exhibits, nor have you provided the road show slides; and

- You have provided only forms of the opinions of counsel.

2. In subsequent amendments, be sure to precisely mark any changes to all "forms" of documents you previously supplied, including the partnership agreement and the opinions of counsel. Also, please advise us whether you anticipate making any material changes to the partnership agreement you have included for the first time as Appendix A. In that regard, we note that Section 5.10 of the agreement states in part (emphasis supplied) that "All Limited Partner Interests … shall be fully paid and non-assessable … <u>except</u> as such non-assessability may be affected by," etc.

3. Ensure that counsel provides a clean and accurate opinion regarding all pertinent issues, which opinion does not require the reader to refer to external sources to determine how or whether purchasers might have to make future payments. The form of legality opinion you filed with the current amendment suggests that the units representing the interests will be "non-assessable," which presumably means in this context that purchasers will not be obligated to make future payments or contributions to the registrant solely because they own the securities.

4. To enhance clarity, revise the exhibit index to indicate when and with what filing each referenced exhibit was "previously filed."

<u>Hydraulic Fracturing, page 148</u>

5. We note your response to prior comments 3 and 4 from our letter to you dated July 6, 2011. Please revise your disclosure to ensure that you have disclosed all material information regarding your potential liability in connection with your fracturing operations. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations. In this regard, please revise your disclosure to address the following in respect of your hydraulic fracturing operations:

- the applicable policy limits and deductibles related to your insurance coverage;

- your related indemnification obligations and those of your customers, if applicable;

- your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- the risks for which you are insured for your hydraulic fracturing operations.

6.   In addition, we note from your disclosure that 99% of the hydraulic fracturing fluids you use are made up of water and sand. Please tell us what substances constitute the remaining 1% of such hydraulic fracturing fluids.

7.   Please ensure that all cross-references are accurate. For example, and without limitation, the first cross-reference contained in the last paragraph on page 149 apparently should be "Business and Properties – Environmental Matters and Regulation – Water Discharges – Hydraulic Fracturing Regulation."

Directors and Executive Officers, page 159

8.   Please revise your description of the most recent five years of his business experience in the new sketch you provide for Mr. Casas, eliminating any gaps or ambiguity with regard to time or positions held. For example, you do not specify all the positions he held during that time, nor do you make clear precisely when he left Credit Suisse and what he did in the interim period prior to joining Laredo Energy in May 2009.

Engineering Comments

9.   You state on page one that 84% of your reserves are proved developed. Please tell us the percent of your reserves that are proved developed producing and if the percent of proved developed non-producing reserves is material please revise your disclosure to include this.

10.   In regards to your response number 12 please tell us how many 10-acre infill locations wells you have attributed proved undeveloped reserves to in the Red Lake area as of March 31, 2011. Please tell us how many of these wells have been drilled to date and the results. In addition, please tell us your approximate schedule for drilling the remaining 10-acre infill wells.

11.   You also state that you added proved developed non-producing reserves in existing wells. Please tell us why these reserves were not included previously and if these behind-pipe zones have ever produced from any well bore. Also please tell us how many re-stimulations you have included in the proved developed non-producing category and tell us if these zones are not producing in each of these wells to which you have added these reserves.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Eric D. Mullins
LRR Energy, L.P.
August 2, 2011
Page 5

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters, and James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Gislar Donnenberg, Esq.
        Andrews Kurth LLP
        600 Travis, Suite 4200
        Houston, Texas 77002